Exhibit 99.1

DHT Maritime, Inc. Reports Third Quarter 2008 Results

ST. HELIER, JERSEY, CHANNEL ISLANDS, November 18, 2008 – DHT Maritime, Inc. (NYSE:DHT) today announced results for the period from July 1 to September 30, 2008. Total revenues for this period were $31.0 million and net income was $12.3 million, or $0.31 per share (diluted). The Board of Directors of DHT has decided, after considering the strong operating results for the first three quarters of the year and the Company’s current robust liquidity position, to increase the dividend by $0.05 to $0.30 per share for the third quarter of 2008. The dividend will be paid on December 11, 2008 to shareholders of record as of the close of business on December 2, 2008.

DHT plans to host a conference call at 8:30 am ET on November 18, 2008 to discuss the results for the quarter. See below for further details.

Third Quarter 2008 Results

Total revenues for the third quarter were $31.0 million, an increase of $10.9 million compared to third quarter of 2007.  Total revenues for the quarter consist of $23.0 million in base charter hire and $8.0 million in additional hire under the company’s profit sharing arrangements with the charterer of the vessels, Overseas Shipholding Group, Inc. (“OSG”). Of the total base charter hire, $18.1 million relates to the seven vessels on time charter and $4.9 million relates to the two vessels on bareboat charter. Of the additional hire, $5.2 million relates to the three Very Large Crude Carriers (“VLCCs”), $2.2 million relates to the four Aframax tankers and $0.6 million relates to one of the Suezmax tankers, the Overseas Newcastle.

In the quarter ended September 30, 2008, DHT’s VLCCs achieved average time charter equivalent (“TCE”) earnings in the commercial pool of $113,000 per day (compared to $96,000 per day in the second quarter of 2008 and $34,500 per day in the third quarter of 2007) and the Aframax tankers achieved average TCE earnings of $43,000 per day (compared to $48,800 per day in the second quarter of 2008 and $22,100 per day in the third quarter of 2007), according to data from the commercial pools. The Suezmax tanker Overseas Newcastle achieved average TCE earnings for the quarter of $55,000 per day compared to $58,000 per day in the second quarter.

In general, through the profit sharing elements of the time charter agreements for the VLCCs and the Aframax tankers, DHT earns an additional amount equal to 40% of the excess of the vessels’ actual net TCE earnings in the commercial pools over the base charter hire rates for the quarter, calculated on a fleet wide basis and on a four quarter rolling average. The Overseas Newcastle has a profit sharing arrangement whereby DHT earns an additional amount equal to 33% of the vessel’s TCE earnings above the TCE of $35,000 for the quarter calculated on a four quarter rolling average.

In the quarter ended September 30, 2008, revenue days were 276 for the VLCCs (compared to 267 revenue days in the third quarter of 2007) and 351 for the Aframaxes (compared to 359 revenue days in the third quarter of 2007). The Suezmax tankers Overseas Newcastle and Overseas London which are on bareboat charters to OSG, had a total of 184 revenue days in the quarter.

DHT’s vessel expenses, including insurance costs for the quarter, were $5.7 million. Depreciation and amortization expenses were $6.6 million, general and administrative expenses were $1.4 million and net finance expenses were $5.0 million. DHT’s vessel expenses were negatively impacted by bunker consumption claims by the charterers for two of the Company’s VLCCs and bunker costs related to vessels off hire.  General and administrative expenses include about $0.3 million in one time expense related to a transaction which did not materialize.

The operating result, after payment of dividend, has through the first nine months of 2008 enabled the Company to strengthen its balance sheet by an estimated $20 million from retention of operating cash flow and left the Company with liquidity in excess of $40 million to assist the Company in funding additional growth opportunities.

Market Update

The third quarter of 2008 benefited from the surge in the freight market that started at the end of 2007. This was primarily a result of strong Far East demand and ample supply of OPEC oil increasing the demand for long haul transportation of crude oil.

The recent cut in OPEC production and the highly uncertain global economic conditions are expected to have a negative effect on the future demand for oil and hence the demand for oil transportation. Longer voyages, slower steaming and port delays assist in the better balancing of demand and supply factors.

Additionally, the supply factors are affected by increased commercial obsolescence of single hull tankers and delay in deliveries of new buildings scheduled for delivery next year as a consequence of the current turmoil in the financial market.

Despite the recent downward pressure on ship values resulting from the uncertain market conditions, DHT maintains a strong balance sheet well within its financial covenants.  With its robust liquidity position and steady cash flow from long term charters to a strong counterparty, the Company is well positioned to withstand the current economic downturn.

With a spot market above the base charter hire rates, there is the basis for the vessels to continue to earn additional hire and generate cash flow over and above the base hire under the profit sharing arrangement also in the fourth quarter of the year.

For the fourth quarter the pools in which DHT’s VLCCs and Aframax tankers operate report booking of pool capacity as of October 17, 2008 at TCE rates averaging $70,500 per day for the VLCCs with about half of the fourth quarter revenue days booked and $52,800 per day for the Aframax tankers with about one third of the third quarter revenue days booked. Also, OSG has reported that about 50% of the fourth quarter Suezmax days have been booked at an average TCE of $55,700 per day.

Vessels’ Charter Arrangements and Vessel Operations

Of the fleet of nine vessels, seven vessels are time chartered to OSG until the end of 2010 to early 2012. The two Suezmax tankers are bareboat chartered to OSG until 2014 and 2018, respectively.

We believe that the base hire component of each of our charters will provide for stable cash flows during any down turns in the market, as the charters provide for fixed monthly base hire payments regardless of prevailing market rates, so long as the vessel is not off hire. In addition, with respect to eight of the nine charters, if market rates exceed the daily base hire rates set forth in such charters, we will have the opportunity to participate in any such excess under the profit sharing component of the applicable charter arrangements.

DHT’s two Suezmax tankers which are bareboat chartered to OSG, have their charter hire payable 365 days per year, and no operating expenses for the account of DHT, the vessels provide for stable earnings over the period of the charters. One of the two Suezmax tankers, the Overseas Newcastle, has a profit sharing arrangement.

Unlike the vessels on bare boat charter, vessels on time charter can go off hire. The seven vessels on time charter are subject to scheduled periodic dry docking for the purpose of special survey and other interim inspections that result in off hire. In addition to scheduled off hire, these vessels can be subject to unscheduled off hire for ongoing maintenance purposes.  Total days of off hire for running repairs and mandatory inspections amounted to 17 days during the third quarter.

Overseas Ania completed certain repairs connected to the statutory class inspection in the third quarter of 2008 and an additional inspection following touching of bottom.  In total the vessel incurred 5 days of off hire during the quarter.  Overseas Sophie successfully completed the vessel’s scheduled first Class Special Survey in the beginning of October resulting in 12 days off hire in the third quarter (an additional 12 days of off hire were incurred in early October).

Overseas Cathy is currently undergoing the vessel’s scheduled first Class Special Survey with expected completion in mid-November.

Five vessels are scheduled for Class Special or Interim Surveys in 2009.  The three VLCCs are scheduled to undergo interim surveys in the second and third quarters of 2009, which are estimated to result in 5 days off hire per vessel.  Two of the Aframax tankers (Overseas Ania and Overseas Rebecca) are scheduled to undergo Class Special Surveys in the second quarter of 2009, which are estimated to result in 20 days off hire per vessel. Additional off hire may apply for deviation purposes.

Recent Developments

In October the Company prepaid $75 million due by year end 2008 under the credit facility with Royal Bank of Scotland (“RBS”). The repayment of the remaining outstanding balance of $344 million commences in the first quarter of 2011 by way of 26 quarterly instalments of about $9.1 million followed by a final payment of $108 million in July 2017.

Under the credit facility with RBS, the Company is required at all times to maintain a vessel collateral coverage in excess of 120% of the outstanding loan.  DHT is currently well within such collateral maintenance coverage.

Tankers Management Limited exercised its right to terminate the current fixed price technical management contracts, affecting seven of the Company’s vessels. The technical management contracts, which have been in place since the time of the Company’s IPO in 2005, will terminate with effect from January 16, 2009.

DHT has appointed V-Ships, Norway as new technical manager for the seven vessels.  Under the current market terms, the operating expenses for the seven vessels will be substantially higher than the previous fixed price contracts.  The V-Ships organization is the world’s largest ship management organization with over 500 ships under management through its global network of offices. V-Ships is highly regarded, carries an excellent reputation and brings experience through its global network that will enable DHT to maintain a high quality of operation of the Company’s vessels.

FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
($ in thousands except per share amounts)

	3Q 2008 July 1 - Sept. 30, 2008	3Q 2007 July 1 - Sept. 30, 2007	9 months Jan. 1 - Sept. 30, 2008	9 months Jan. 1 - Sept. 30, 2007

Shipping revenues	$31,007	$20,149	$83,732	$61,125

Vessel expenses	5,712	4,751	15,179	14,621
Depreciation and amortization	6,609	4,263	19,339	12,651
General and administrative	1,384	1,026	3,378	2,574

Total operating expenses	13,705	10,040	37,896	29,846

Income from vessel operations	17,302	10,109	45,836	31,279

Interest income	691	291	1,273	737
Interest expense and amortization of deferred debt issuance cost	5,678	3,508	16,829	10,495

Net income	12,315	6,892	30,280	21,521

Basic net income per share	$0.31	$0.23	$0.87	$0.72
Diluted net income per share	$0.31	$0.23	$0.87	$0.72

Weighted average number of shares (basic)	39,238,807	30,026,431	34,982,633	30,022,272
Weighted average number of shares (diluted)	39,238,807	30,040,595	34,982,633	30,037,357

SUMMARY CONSOLIDATED BALANCE SHEETS
($ in thousands)

	Sept. 30, 2008	Dec. 31, 2007

Current Assets
Cash and cash equivalents	$127,614	$10,365
Voyage receivables from OSG	7,991	1,547
Unrealized gain on interest rate swap
Prepaid expenses	499	452
Prepaid technical management fee to OSG	1,373	1,357
Total current assets	137,477	13,721

Vessels, net	468,996	398,005
Other assets incl. deferred debt issuance cost	1,195	1,337
Vessel acquisition deposits		9,145

Total Assets	$607,668	$422,208

Current Liabilities
Accounts payable and accrued expenses	$6,806	$4,409
Unrealized loss on interest rate swap	12,409	10,218
Deferred shipping revenues	7,843	7,006
Current portion of long term debt	75,000	75,000
Total Current liabilities	102,058	96,633

Long term debt	344,000	253,700

Total Stockholders equity	161,610	71,875

Total Liabilities and Stockholders' Equity	$607,668	$422,208

EARNINGS CONFERENCE CALL INFORMATION
DHT plans to host a conference call at 8:30 am ET on November 18, 2008 to discuss the results for the third quarter. All shareholders and other interested parties are invited to call into the conference call, which may be accessed by calling (866) 966-5335 within the United States and +1-646-843-4608 for international calls. The passcode is “DHT Maritime”. A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtmaritime.com.

An audio replay of the conference call will be available from 4:00 p.m. ET on November 18, 2008 through November 24, 2008 by calling toll free (866) 583-1035 within the United States or +44 208 196 1998 for international callers. The passcode for the replay is 4633764#. A webcast of the replay will be available in the Investor Relations section on DHT's website at http://www.dhtmaritime.com.

Forward Looking Statements
This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are intended as “forward-looking statements.”  All statements in this document that are not statements of historical fact are forward-looking statements.

The forward-looking statements included in this press release reflect DHT’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of our latest annual report on Form 20-F entitled “Risk Factors,” a copy of which is available on the SEC’s website at www.sec.gov.  These include the risk that DHT may not be able to pay dividends; the highly cyclical nature of the tanker industry; global demand for oil and oil products; the number of newbuilding deliveries and the scrapping rate of older vessels; the risks associated with acquiring additional vessels; changes in trading patterns for particular commodities significantly impacting overall tonnage requirements; risks related to terrorist attacks and international hostilities; expectations about the availability of insurance; our ability to repay our credit facility or obtain additional financing; our ability to find replacement charters for our vessels when their current charters expire; compliance costs with environmental laws and regulations; risks incident to vessel operation, including discharge of pollutants; and unanticipated changes in laws and regulations.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements included in this press release. DHT does not intend, and does not assume any obligation, to update these forward-looking statements.

CONTACT:  Eirik Ubøe
                      Phone: +44 1534 639 759 and +47 412 92 712
                      E-mail: info@dhtmaritime.com and eu@tankersservices.com